VersaBank Form of Proxy – Annual and Special Meeting to be held on April 8, 2026 Trader’s Bank Building 1100, 67 Yonge Street Toronto ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned holder(s) of VersaBank hereby appoint the Honourable Frank J.C. Newbould, K.C., Chair of VersaBank, or failing this person, David R. Taylor, a Director and President of VersaBank OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of VersaBank to be held at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, ON on Wednesday, April 8, 2026 at 10:30 am ET or at any adjournment thereof. 1. Appointment of Auditors. To appoint Ernst & Young LLP as auditors for the ensuing year and to authorize the Directors of VersaBank to fix their remuneration. For Withhold 2. Election of Directors (by cumulative voting): VOTE For all nominees (if you wish to distribute your votes otherwise than equally among all the nominees listed below, please indicate the number of votes allocated to each nominee in the chart below) OR Withhold vote in respect of all nominees. OR Withhold vote in respect of one or several nominees (please strike out the name of the nominee(s) for whom you are withholding your vote in the chart below; if you wish to distribute your votes otherwise than equally among the nominees for whom you have not withheld your vote, please indicate the number of votes allocated to each nominee) Vote allocation (optional) Director Nominee Vote Allocation Director Nominee Vote Allocation The Honourable Frank J.C. Newbould, K.C. Richard H.L. Jankura David R. Taylor Arthur Linton Gabrielle Bochynek Peter M. Irwin Robbert-Jan Brabander Susan T. McGovern David A. Bratton Scott Verity 3. Administrative By-Law Amendment Resolution. To consider, and if deemed advisable, to approve a special resolution confirming an amendment to section 6.2 of By-law No. 1 of the Bank, which allows the roles and responsibilities of the Chief Executive Officer and President to be held by different individuals (the “Administrative By-Law Amendment Resolution”). The full text of the Administrative By-Law Amendment Resolution is set forth in Schedule A to the accompanying Management Proxy Circular. For Against Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date MM / DD / YY Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:30 am ET, on April 6, 2026. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: To Vote Your Proxy Online please visit: https://odysseytrust.com/versabank/ You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.